Amendment to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and PPM America, Inc.

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and PPM America, Inc., a Delaware corporation and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 15th day of October, 2012, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to the investment portfolio (“Fund”) of the JNL Strategic Income Fund LLC (the “Strategic Income Fund”), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. “Management”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement, as follows:

Add the following paragraphs after the first three paragraphs of Section 3. “Management”:

Except as specifically agreed between the Adviser and the Sub-Adviser, it is understood that the Sub-Adviser is not required to commence or otherwise pursue any claim or litigation on behalf of the Fund.

The Fund and the Adviser have arranged for the identification and processing of class action claims on behalf of the Fund by its custodian or other designated agent, as applicable, during the period of time that the Sub-Adviser acts as an investment adviser for the Fund.  Accordingly, such persons have responsibility for handling such claims, and the Sub-Adviser has no obligation with respect to handling or filing any class action claims on behalf of the Fund, except as may otherwise specifically requested and agreed from time to time. However, without altering the responsibility for handling such claims, the Sub-Adviser shall reasonably cooperate and consult with the Fund, the Adviser, the custodian or any appointed agent, with respect to such claims.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 19th day of August 2015, effective September 28, 2015.

Jackson National Asset Management, LLC	PPM America, Inc.

By:	/s/ Mark D. Nerud	By:	/s/ Jim Young

Name:	Mark D. Nerud	Name:	Jim Young

Title:	President and CEO	Title:	President